Exhibit 99.2

100 University Avenue, 9th floor
Date: February 29, 2012	Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: LAKE SHORE GOLD CORP

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	05/04/2012
Record Date for Voting (if applicable) :	05/04/2012
Beneficial Ownership Determination Date :	05/04/2012
Meeting Date :	10/05/2012
Meeting Location (if available) :	Toronto, ON

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	510728108	CA5107281084

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for LAKE SHORE GOLD CORP